UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Teck Resources Limited
(Exact name of registrant as specified in its charter)

Canada	001-13184
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 3300-550 Burrard Street, Vancouver, British Columbia, Canada	V6C 0B3
(Address of principal executive offices)	(Zip Code)

Amanda Robinson, Corporate Secretary 604-699-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Teck Resources Limited (together with its wholly owned subsidiaries, “Teck”) has determined that a conflict mineral, tin, was necessary to the functionality or production of eight products manufactured by one or more of its wholly owned subsidiaries in 2023.

The tin included in four of its products was sourced through a single supplier from a single secondary tin smelter. That secondary tin smelter’s policy is not to source from conflict-affected and high-risk areas, and the smelter appears on the conformant tin smelters list produced and maintained by the Responsible Minerals Initiative as conformant with the Responsible Minerals Assurance Process assessment protocols, which use an independent third-party audit process to verify a smelter's systems to support responsible mineral procurement.

For one product, tin removal salt, tin is sourced from recycled materials processed at our Trail operation, zinc and lead concentrates purchased from miners and concentrate traders by our Trail operation, antimony, lead bullion, indium hydroxide and zinc oxide acquired from three secondary smelters located in the US and material collected from storm runoff from a wharf located in Vancouver. We view tin as an impurity in the material we purchase; production of tin removal salt is a necessary process to remove these tin impurities. The agreements with the various suppliers generally include clauses that provide confirmation that no part of the material supplied was sourced from the Democratic Republic of the Congo or an adjoining country. For purchases from miners or traders whose contracts do not include such a clause, the relevant agreements either refer to the location of the source of concentrates or other materials or the source is otherwise known. We also reviewed the purchases of concentrate made from miners and traders in 2023 and determined that none of our purchase agreements in 2023 specified that the source of the concentrate was a mine located in the Democratic Republic of the Congo or an adjoining country, and we have no reason to believe that the materials may have originated therein. Tin included in our lead metal product and lead-tin alloy product is sourced through tin bullion, and as part of our sourcing process we request conflict minerals compliance statements. The tin supplier’s list of supplying smelters all appeared on the Responsible Minerals Initiative list as conformant, and the supplier confirmed that none of the tin was sourced from a smelter that sources tin from the Democratic Republic of Congo or an adjoining country. We also sell battery posts that are sourced from recycling depleted lead acid batteries that supply lead sulphate and lead metallics for recycling at our Trail facility at the end of their life.

Based on our agreements and purchasing arrangements with suppliers and miners and our understanding of the locations that the concentrate traders and miners source concentrate from, purchases from recycling services, as well as our review of the conformant smelter list and knowledge of the location of the relevant wharf and source of material shipped therefrom, Teck has determined that the tin necessary for the functionality of its products, other than tin removal salt and lead metal, in 2023 came from recycled or scrap sources and with respect to tin removal salt, lead metal product and lead-tin alloy Teck has determined that the necessary tin did not originate in, or that it has no reason to believe that such necessary tin may have originated in, the Democratic Republic of the Congo or an adjoining country.

This information is publicly available in the Financial Reports ― Regulatory Filings section of Teck’s website at www.teck.com1

Section 3 – Exhibits

Item 3.01 Exhibits

None.

(1)	The reference to Teck’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teck Resources Limited
(Registrant)

Date: May 31, 2024	By:	/s/ Charlene Ripley, Senior Vice President and General Counsel
(Signature and Title)*

*Print name and title of the registrant’s signing executive officer under his or her signature.